May 8, 2019

VIA EDGAR AND HAND DELIVERY

Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission, Division of Corporation Finance Washington, DC 20549 Mail Stop 3561

Re:                             New York City REIT, Inc.

Schedule TO-T filed on April 30, 2019

Filed by Comrit Investments 1, LP

File No. 005-90261

Dear Mr. Panos:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your May 3, 2019 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Schedule TO-T

Cover Page | General

1.              While we recognize you have executed the Schedule TO as an authorized representative of Comrit Investments Ltd., the General Partner of the named bidder, neither you nor Comrit Investments Ltd. have been identified as co-bidders in the Offer to Purchase. General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term offeror consistent with the term “bidder” as defined in Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us, with a view toward revised disclosure, whether or not you and the General Partner should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on your collective behalf, please advise us what steps have been taken to provide disclosure pursuant to General Instruction C to Schedule TO with respect to both you and the General Partner.

The Purchaser acknowledges the Staff’s comment and has identified Comrit Investments Ltd. (the “General Partner”), the General Partner of Purchaser, as a co-bidder in the Purchaser’s Amendment

No. 1 to the Schedule TO-T, filed on the date hereof (the “Amended Schedule TO”), and has provided additional disclosure with respect to the General Partner accordingly.

The Purchaser respectfully submits that Ziv Sapir is neither an “Offeror” for purposes of General Instruction K.1 of Schedule TO and Rule 14d-1(g)(2) of Regulation 14D, nor a “bidder” for purposes of Regulations 14D and 14E. Outside of his role on the Investment Committee of the Purchaser, Mr. Sapir’s role within the Purchaser is to analyze potential investments and make investment decisions with respect to the Purchaser, an authority that Mr. Sapir shares with the General Partner with respect to particular investment decisions. However, Mr. Sapir does not exercise general voting control over the Purchaser and does not expect to receive direct financial benefits from the tender offer, other than in the form of management compensation. For the foregoing reasons, the Amended Schedule TO does not identify Mr. Sapir as a bidder in connection with the tender offer.

What is the Market Value of my Shares?, page 5

2.              Please advise us why the Offer to Purchase does not reference publicly available secondary market trading prices. We noticed, for example, that the entity engaged to facilitate settlement and payment in your offer, Central Trade and Transfer, LLC, also operates a website, CTTAuctions.com, that may include pricing information. In order to assure compliance with Section 14(e), the “bidder should disclose the prices at which recent sales have been made, to the extent known or reasonably available, even when there is no established market.” See SEC Interpretation: Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Exchange Act Release No. 43069 (July 24, 2000).

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in the Amended Schedule TO in response to the Staff’s comment.

Section 10. Certain Information Concerning the Purchaser.

3.              Because the tender offer is for less than all of New York REIT’s outstanding common stock, the “safe harbor” memorialized in Instruction 2 to Item 10 of Schedule TO is unavailable for purposes of justifying the omission of audited and unaudited financial statements. Please advise us whether or not the bidder(s) believe(s) that the financial information specified in Item 10 is immaterial in the context of this offer, and if so, the basis for such belief.

The Purchaser respectfully submits that the financial statement disclosure described in Item 10 of Schedule TO would not add material disclosure to the information available to offerees in the tender offer. The tender offer will be funded through the existing capital of the Purchaser. As disclosed in the Offer to Purchase contained in the Purchaser’s original Schedule TO filing (the “Offer to Purchase”), the Purchaser has sufficient funded capital to fulfill its total commitments assuming 100% participation in the tender offer.

Further, the Purchaser intends to conduct the tender offer as a means of providing liquidity to holders of a relatively illiquid investment, and does not expect full participation in the tender offer. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, as amended, the Purchaser would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Due to the lack of liquidity of the issuer’s common stock as a non-traded REIT, the uncertainty as to the underlying value of those shares and the issuer’s assets, and the extraordinary per share costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuer. It is therefore anticipated that only those shareholders who have an immediate need for liquidity will seek to sell their shares. Based on the past experience of both the Purchaser and others who have tendered for illiquid securities in similar circumstances, the Purchaser does not reasonably expect to receive more than 10% to 25% of the total number of securities sought and may receive substantially less than that. Of course, the Purchaser could have conducted a tender offer for 100% of the issuer’s securities and would not have expected a different response, but such a tender would have been unrealistic given the Purchaser’s financial capacity. Accordingly, while the Purchaser is prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the Purchaser. This offer is for immediate cash payment and no securities of the Purchaser are to be used. Therefore, no evaluation of the Purchaser’s securities or credit risk is relevant to this offer.

Finally, the Purchaser neither seeks control of the issuer, nor would it gain control of the issuer if it were successful in purchasing all securities sought in the tender offer. Therefore, an evaluation of the Purchaser’s financial condition in the context of a change of control is irrelevant, especially given that the offer has been structured based on the expectation that tendering shareholders will constitute a far lower percentage of the total shares outstanding than the total amount of the tender offer.

Given the circumstances and terms of this tender offer, to require inclusion of Purchaser financial statements for the offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer to Purchase. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure.

Section 15. Miscellaneous, Page 11

4.              Given the disclosure regarding the possibility that a court may revoke or choose not to enforce an arbitration agreement, please revise to qualify the assertion that “the arbitrator’s decision will be final and binding on all parties.”

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in the Amended Schedule TO in response to the Staff’s comment.

5.              Please revise the existing disclosure regarding fee recovery to describe: any minimum level required by the plaintiff to avoid payment; who exactly is eligible to recover (e.g., bidder, its affiliates, tendering holders, tendering holders whose shares are purchased in the offer); and any fees that may not be recovered such as unreasonable attorney’s fees and costs, or advise.

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in the Amended Schedule TO in response to the Staff’s comment.

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The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

Ziv Sapir, Chief Executive Officer

cc: Amos W. Barclay, Esq. (Holland & Hart LLP)